SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:

000-51277

Granite Falls Energy, LLC

(Exact Name of Registrant as specified in its charter)

15045 Highway 23 SE, Granite Falls, Minnesota 56241-0216

(320) 564-3100

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Membership Units

(Title of each class of securities covered by this form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 218

Pursuant to the requirements of the Securities Exchange Act of 1934, Granite Falls Energy, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 15, 2022

By:	/s/Jeff Oestmann

Jeff Oestmann
Chief Executive Officer